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13031816

SEC
Mail Processing
Section
MAY 30 2013
Washington DC
401

SECURIT[illegible] ... [illegible]ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMillion Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Green Valley Road, Suite 104
(No. and Street)

Greensboro, NC 27408
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul M. Stutts, CPA, PA
(Name – *if individual, state last, first, middle name*)

114 N. Elm Street, Suite 500, Greensboro, NC 27401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 6/10/13

OATH OR AFFIRMATION

I, Donald C. McMillion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMillion Securities, Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHEILA R. BLAKE
NOTARY
PUBLIC
GUILFORD COUNTY, NC

Signature

President

Title

Notary Public

Shelia R. Blake
My Commission Expires: 10/08/2017

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PAUL M. STUTTS

PAUL M. STUTTS, CPA, PA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
McMillion Securities, Inc.

Report on the Financial Statements

I have audited the accompanying financial statements of McMillion Securities, Inc. (a North Carolina corporation and wholly owned subsidiary of McMillion Associates, Inc.), which comprise the balance sheets as of March 31, 2013 and 2012, and the related statements of income, retained earnings, and changes in shareholder's investments and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

P.O. BOX 20786, GREENSBORO, NC 27420-0786
114 NORTH ELM STREET, SUITE 500, GREENSBORO, NC 27401 • PH.336.691.8880 • FAX. 336.691.8881

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McMillion Securities, Inc. as of March 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Paul M. Stutts, CPA, PA
Certified Public Accountants

May 28, 2013

MCMILLION SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash	$8,130	$8,118
Receivable from clearing agent	-	-
Receivable from parent	51,578	51,578
TOTAL ASSETS	$59,708	$59,696
LIABILITIES AND SHAREHOLDER'S INVESTMENT		
LIABILITIES		
Accounts payable	-	-
SHAREHOLDER'S INVESTMENT:		
Common stock ($1 par value; 10,000 share authorized, 800 share issued and oustanding.)	800	800
Paid-in capital	39,350	39,350
Retained earnings	19,558	19,546
	59,708	59,696
TOTAL LIABILITIES AND SHAREHOLDER'S INVESTMENT	$59,708	$59,696

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

	2013	2012
REVENUES:		
Commissions	$103,825	$193,561
Trading account and other	33,571	18,364
	137,396	211,925
LESS COMMISSION EXPENSE	49,063	107,868
NET REVENUES	88,333	104,057
EXPENSE ALLOCATIONS FROM PARENT	88,321	104,045
INCOME BEFORE INCOME TAXES	12	12
INCOME TAXES	0	0
NET INCOME	$12	$12

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S INVESTMENT
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

	Common Stock				
	Number of Shares	Par Value	Paid-In Capital	Retained Earnings	Total
Balance March 31, 2011	800	$800	$39,350	$19,534	$59,684
Net income	-	-	-	12	12
Balance March 31, 2012	800	800	39,350	19,546	59,696
Net income	-	-	-	12	12
Balance March 31, 2013	800	$800	$39,350	$19,558	$59,708

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$12	$12
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Receivable from parent	-	(4)
Other accounts receivable	-	-
Increase (decrease) in:		
Accounts payable	-	-
Total adjustments	0	(4)
Net cash provided (used) by operating activities	12	8
NET INCREASE (DECREASE) IN CASH	12	8
CASH, BEGINNING OF YEAR	8,118	8,110
CASH, END OF YEAR	$8,130	$8,118

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS AND BASIS OF ACCOUNTING

The Company, which is a wholly owned subsidiary of McMillion Associates, Inc., is a securities broker/dealer that is engaged in the general securities business and places orders through a national clearing agent on a fully disclosed basis. Commission revenues and expenses on orders placed through the clearing agent are recorded as of the trade date. The Company does not maintain an inventory of securities, carry customer or margin accounts, or hold securities on behalf of customers. The Company uses the accrual method of accounting.

ACCOUNTS RECEIVABLE AND BAD DEBTS

Accounts receivable are recorded at the amount expected to be received in cash and bad debts are accounted for under the reserve method. At March 31, 2013 and 2012, the reserve was $0 as all uncollectible accounts had been written off.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

2. INCOME TAXES:

The results of the Company's operations are included in the consolidated federal income tax return of the parent. The federal income tax effects related to the Company's operations are absorbed by the parent.

The Company files separate state income tax returns and is responsible for the related taxes.

In management's opinion, there are no uncertain tax positions for the years ended March 31, 2013. The years currently open and subject to an IRS audit are 2011, 2012, and 2013.

3. NET CAPITAL REQUIREMENTS:

As a security broker/dealer, the Company must comply with certain net capital requirements prescribed by the regulations of the Securities and Exchange Commission (SEC), which can limit the scope of operations, including the payment of dividends. The Company's net capital, as defined in the regulations, was $8,130 in 2013 and $8,118 in 2012, as compared to the minimum requirement of $5,000.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

4. EXEMPTION FROM SEC RULE 15c3-3:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer accounts.

5. CONCENTRATION OF CREDIT RISK:

Concentration of credit risk arises principally for advances to parent.

6. SUBSEQUENT EVENTS:

Management has reviewed subsequent events through May 28, 2013, the date as of which the financial statements were available.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER McMillion Securities, Inc. as of 03/31/2013

COMPUTATION OF NET CAPITAL

Line	Description	Code	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition				$ 59,708	3480
2.	Deduct ownership equity not allowable for Net Capital			19	( )	3490
3.	Total ownership equity qualified for Net Capital				59,708	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities				$ 59,708	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17	$ 51,578	3540		
	B. Secured demand note delinquency			3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
	D. Other deductions and/or charges			3610	(51,578)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			20	$ 8,130	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		$	3660		
	B. Subordinated securities borrowings			3670		
	C. Trading and investment securities:					
	1. Exempted securities	18		3735		
	2. Debt securities			3733		
	3. Options			3730		
	4. Other securities			3734		
	D. Undue Concentration			3650		
	E. Other (List)			3736	( )	3740
10.	Net Capital				$ 8,130	3750

30

OMIT PENNIES

A.) AT MARCH 31, 2013 THE COMPANY HAD NO LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CONTRACTORS.

B.) NO MATERIAL DIFFERENCES EXIST BETWEEN THIS REPORT AND THE PART IIA FILING OF MCMILLION SECURITIES, INC. AS OF MARCH 31, 2013

SCHEDULE 1
PAGE 1 OF 2

See accompanying auditor's report and notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER McMillion Securities, Inc. as of 03/31/2013

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$	0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	3,130	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	2,130	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	0	3790
17.	Add:						
	A. Drafts for immediate credit	21 $		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
18.	Total aggregate indebtedness				$	0	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	0	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	N/A	3880
23.	Net capital requirement (greater of line 21 or 22)	$	N/A	3760
24.	Excess capital (line 10 less 23)	$	N/A	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE 1
PAGE 2 OF 2

See accompanying auditor's report and notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER McMillion Securities, Inc. as of 03/31/2013

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 BB&T Securities, LLC [4335]	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SCHEDULE II
PAGE 1 OF 2

See accompanying auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENT PURSUANT TO RULE 15C3-3
FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

For the period from April 1, 2012, through March 31, 2013, this company carried no margin accounts and held no funds or securities for, or owed money or securities to customers. Therefore, the Company is exempt from Rule 15c3-3.

Schedule II
Page 2 of 2

See accompanying independent auditor's report and notes to financial statements.


PAUL M. STUTTS

PAUL M. STUTTS, CPA, PA
CERTIFIED PUBLIC ACCOUNTANT

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
McMillion Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2012 to March 31, 2013, which were agreed to by McMillion Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating McMillion Securities, Inc.' s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). McMillion Securities, Inc.'s management is responsible for the McMillion Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in the general ledger noting no differences ;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2013 with the amounts reported in Form SIPC-7 for the period from April 1, 2012 to March 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7with supporting schedules and working papers maintained by McMillion Securities, Inc. noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers maintained by McMillion Securities, Inc. supporting the adjustments noting no differences; and

P.O. BOX 20786, GREENSBORO, NC 27420-0786
114 NORTH ELM STREET, SUITE 500, GREENSBORO, NC 27401 • PH.336.691.8880 • FAX. 336.691.8881

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paul M. Stutts, CPA, PA
Certified Public Accountants

May 28, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 3-31-, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021592 FINRA MAR
MCMILLION SECURITIES INC
PO BOX 21447
GREENSBORO NC 27420-1447

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Donald C. McMillion
(336)274-2491

2. A. General Assessment (item 2e from page 2) $ 220.82

B. Less payment made with SIPC-6 filed (exclude interest) (51.30)

10-18-2012
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 169.52

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 169.52

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 169.52

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McMillion Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Donald C. McMillion
President
(Title)

Dated the 17 day of April, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4-1, 20 12
and ending 3-31, 20 13

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 137,393
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	49,062
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	49,062
2d. SIPC Net Operating Revenues	$ 88,331
2e. General Assessment @ .0025	$ 220.82

(to page 1, line 2.A.)

McMILLION ASSOCIATES INC.
PH. 336-274-2491
701 GREEN VALLEY RD. SUITE 104
P.O. BOX 21447
GREENSBORO, NC 27420

24503

68-102/514

DATE 4-17-13

PAY TO THE ORDER OF SIPC $ 169.52

One hundred sixty nine & 52/100 DOLLARS

Security Features Details on Back.


AMERICAN NATIONAL
Your Relationship Bank
American National Bank & Trust Company
www.amnb.com
(800) 240-8190

CRD 7393

FOR 021592

D. McMillion

MP

⑈024503⑈ ⑆051401027⑆ 1011013743⑈


PAUL M. STUTTS

PAUL M. STUTTS, CPA, PA
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENENT AUDITOR ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
McMillion Securities, Inc.:

In planning and performing my audit of the financial statements and supplemental schedules of McMillion Securities, Inc. (the "Company") for the years ended March 31, 2013 and 2012 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

P.O. BOX 20786, GREENSBORO, NC 27420-0786
114 NORTH ELM STREET, SUITE 500, GREENSBORO, NC 27401 • PH.336.691.8880 • FAX. 336.691.8881

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and used of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paul M. Stutts, CPA, PA
Certified Public Accountants

May 28, 2013